VIA EDGAR

May 30, 2014

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE	PSP Family of Funds
File Nos. 333-148558 and 811-22164

Ladies and Gentlemen:

At the request of Dominic Minore of the Division of Investment Management, this letter is being submitted on behalf of the PSP Family of Funds (the “Registrant”) to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter is in response to oral comments received from Mr. Minore on May 27, 2014 in connection with the review of the preliminary Information Statement on Schedule 14C relating to recent changes to the Congressional Effect Fund (the “Fund”), filed with the Commission on May 16, 2014.  Set forth below is a summary of Mr. Minore’s comments and the Registrant’s responses thereto.

1.         Comment:  In the cover letter to the Information Statement, be specific about the pending increase in the Fund’s management fee in section (ii).

Response:  Section (ii) of the cover letter to the revised Information Statement (the “Revised Information Statement”) indicates that the Fund’s management fee is increasing from 1.0% to 2.25%.

2.         Comment:   Page 1 of the Information Statement indicates that Pulteney Street Capital Management, LLC (the “Adviser”) became the investment adviser to the Fund pursuant to a new investment advisory agreement (the “Advisory Agreement”) with the Fund, which was in connection with a transaction (the “Transaction”) between the Adviser and Congressional Effect Management, LLC (“CEM”), the Fund’s prior investment adviser. Please explain whether the Transaction fits under the non-exclusive safe harbor of Section 15(f) of the Investment Company Act of 1940 (the “1940 Act”). In connection with the foregoing, please address whether the amendment to the Fund’s former expense limitation agreement with CEM, which raised the Fund’s expense cap from 1.5% to 3.0% in January 2014 (the “Amendment”), was specifically tied to the Transaction and whether, if so, it affects the “unfair burden” analysis under Section 15(f).

Response:  In order to comply with Section 15(f) with respect to a transaction, at least 75% of an investment company’s trustees must not be interested persons of the fund, its adviser or the predecessor adviser for a period of three years after the transaction, and there must have been no “unfair burden” placed on the fund in connection with the transaction.  An “unfair burden” may include arrangements whereby an adviser (including a predecessor) or its interested persons receive compensation in connection with (i) purchasing or selling securities or property to, from or on behalf of the investment company, or (ii) from the investment company, except in connection with providing bona fide investment advisory or other services to the investment company.

The Registrant believes it meets the 15(f) requirements with respect to the Transaction.  With respect to the trustee requirement, 75% of the Registrant’s trustees are independent, and the Registrant hereby undertakes to ensure that 75% of the Registrant’s trustees will be independent for the next three years.

With respect to the “unfair burden” test, there has been no unfair burden placed on the Fund with respect to the Transaction.

First, the Adviser and CEM are bearing the expenses of the Transaction, the Information Statement and related documents, and the various transitional matters related thereto.  The Fund is not responsible for any costs related to the Transaction.

 Second, while CEM received compensation in connection with the Transaction, its compensation is being paid by the Adviser (not the Fund) and is not in connection with purchasing or selling securities or property to, from, or on behalf of the Fund, and, to the extent applicable, was for bona fide services CEM is providing to the Fund.  In this regard, please note that the Transaction involved, pursuant to the Transaction Agreement and ancillary agreements thereunder, the Adviser’s acquisition of interests of CEM and CEM’s licensing of the “Congressional Effect” name and investment strategy to the Adviser so that the Adviser could continue managing the Fund using its current investment strategy.  In addition, CEM agreed to assist the Adviser to keep the Fund available on several mutual fund platforms, and Mr. Eric Singer (CEM’s principal) terminated his registered representative license with Matrix Capital Group, Inc. (the Fund’s distributor) and will not be involved in any transactions in securities for the Fund.

With respect to the staff’s inquiries about the Amendment that was approved by the Registrant in January 2014 and effective February 1, 2014, the Registrant notes that the consideration of the Amendment originated in late 2013 due to large redemptions in the Fund that occurred in September 2013, substantially reducing the assets of the Fund and creating significant expenses for CEM under the expense limitation agreement.  As explained below, the Amendment was approved to relieve part of the financial burden on CEM and was not tied to the Transaction.

In the Fund’s April 30, 2013 prospectus, “Total Annual Fund Operating Expenses” for the Fund (excluding 12b-1 fees) was a rate of 2.67%. This rate stayed reasonably stable through late September 2013. However, a $5 million redemption occurred from a single shareholder on September 24, 2013. Immediately prior to that redemption, the Fund’s assets were approximately $10.7 million, and its daily accruing expense rate (excluding 12b-1 fees) was 2.73%. In the redemption, the Fund lost nearly half of its assets, and its expense rate rose to 5.03%. Three days later, another shareholder redeemed an account worth approximately $1 million, raising the Fund’s expense rate further.  Accordingly, in a matter of days, due to the 1.5% expense cap in place at the time, CEM’s financial liability under the expense limitation agreement more than doubled, and that liability increased further through the remainder of 2013 as the Fund’s assets fell to approximately $3.3 million. CEM became concerned that the financial liability under the expense limitation agreement (the term of which was to run until May 1, 2014) was becoming too large for it to sustain.  Accordingly, in early 2014, while CEM was considering options for the Fund, CEM proposed the Amendment to the Board. After considering the Fund’s assets, the Fund’s then current expense rate and what CEM could sustain, CEM proposed raising the cap to 3.0%.  As described in the Registrant’s April 16, 2014 correspondence to the staff, while the Board was aware of negotiations with the Adviser and other transition options, the Board approved the Amendment to relieve the financial strain on CEM and to avoid the liquidation of the Fund, which would likely have resulted in greater expenses to shareholders.  The Amendment was not discussed with the Adviser or offered as an inducement to the Transaction or any other transition, but rather as a solution to acute economic pressure on CEM that jeopardized the Fund’s ability to continue as a going concern.

 Accordingly, the Amendment was not considered or approved in conjunction with the Transaction, and therefore the Registrant believes that Amendment does not affect the unfair burden analysis for the Transaction.

3.         Comment:   In the section captioned “The Advisory Agreement” on page 2, provide separate headings for descriptions of the Prior Advisory Agreement and the current Advisory Agreement.

Response:  The Registrant has complied with this request.

4.         Comment:  In the descriptions of the Board of Trustees’ consideration of the Advisory Agreement, make clear in section (iv) that the management fee percentage stays the same at all levels, and that benefits from economies of scale are based on assumed growth in Fund assets.

Response:   The Registrant has complied with this request.

5.         Comment:  Under the subheading “Differences between the Advisory Agreement and the Prior Advisory Agreement” in the section captioned “The Advisory Agreement” on page 3, revise the disclosure so that the second sentence is presented first.

Response:   The Registrant has complied with this request.

6.         Comment:  Confirm to the staff that there are no material differences between the Fund’s current expense limitation agreement and the former expense limitation agreement with CEM. In addition, please include the expense limitation agreement as an exhibit to the Information Statement.

Response:  Waivers under the expense limitation agreement for periods prior to the execution of the current agreement are not recoverable by the Adviser, which is disclosed in the Information Statement on page 3. There are no other material differences between the two expense limitation agreements. The expense limitation agreement has been added as an exhibit to the Revised Information Statement.

7.         Comment:  With respect to the Amendment, clarify to the staff whether Mr. Singer, then a trustee and the President of CEM, participated in the Board’s considerations and approval of the Amendment.

Response:  While Mr. Singer proposed the Amendment to the Board, it was unanimously approved by the Board’s independent trustees. See also the Registrant’s response to Comment: 2.

8.         Comment:  On page 3 of the Information Statement, add the clause “…for the year that repayment is requested” to the sentence that reads: “Subject to approval by the Fund’s Board, any waiver under the Expense Limitation Agreement is subject to repayment by the Fund within the three fiscal years following the year in which such waiver occurred, if the Fund is able to make the payment without exceeding the 3.00% expense limitation.”

Response:  The Registrant has complied with this request.

9.         Comment:  On page 3 of the Information Statement, add “or any other person” to the sentence that reads: “Expenses recoverable under the Fund’s prior expense limitation agreement with CEM are not recoverable by Pulteney Street.”

Response:  The Registrant has complied with this request.

10.       Comment:  With respect to Footnote 1 on the pro forma expense table on page 13 of the Information Statement, confirm that the fees restated are those for which a restatement is consistent with Item 3(d)(iii) of Form N-1A.

Response:  The fees in the pro forma table are now revised only to add the concept of interest on securities sold short, given the proposed change in the Fund’s investment strategy described in the Information Statement (i.e., the Registrant is adding the 0.05% in interest expenses to the 1.87% of “Other Expenses” in the current table). Registrant confirms that these revised fees are with respect to “an increase or a decrease in expenses that … is expected to occur during the current fiscal year” and are therefore consistent with Item 3(d)(iii) of Form N-1A.

11.        Comment:  The pro forma fee table indicates that “Other Expenses” includes “Interest and Dividends on Securities Sold Short”. The parenthetical in footnote 2 to that fee table indicates that interest expenses are excluded from the Fund’s expense cap. If the disclosure in the parenthetical is accurate, ensure that “Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement” calculation is correct.

Response:  The pro forma fee table (and the pro forma expense example) in the Revised Information Statement reflects that interest expenses are excluded from the fee cap.

12.        Comment:  Disclose whether any personnel of the Fund’s administrator, transfer agent or distributor serve as officers of the Registrant.

Response:  Disclosure has been added on page 17 of the Revised Information Statement indicating that Larry Beaver, an employee of the Fund’s administrator, Matrix 360 Administration, LLC, serves as Treasurer of the Registrant, and Robert Driessen, an employee of Matrix 360 Administration, LLC and a registered person of Matrix Capital Group, Inc., the Fund’s distributor, serves as Chief Compliance Officer of the Registrant.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Registrant acknowledges that:

1.	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at 336-607-7512.  Thank you for your consideration.

Sincerely,

/s/ Jeffrey T. Skinner

Jeffrey T. Skinner

cc	Dominic Minore
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549